Solar Funding Solutions Corp.

May 19, 2009

Era  Anagnosti

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:	Solar Funding Solutions Corp. File No. 333-158751 Filed April 24, 2009 Withdrawal of Registration Statement on S-1

Dear Ms. Anagnosti:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, DAS, INC. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-1 filed with the Commission on April 24, 2009 (SEC File No. 333-158751) along with any exhibits filed thereto (the "Registration Statement").

Such withdrawal is requested based on the Company's present capital requirements for its operations.  Furthermore, no securities have been sold regarding the Form S-1 Registration Statement offering. The Registration Statement has not been declared effective by the Commission. Solar Funding Solutions Corp. plans to rely on Regulation D for subsequent private offerings of its securities and utilize the "Safe Harbor" from integration provided by Rule 155.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact our CEO, Michael J. Daniels at (727) 667-9424.

 Very truly yours,

SOLAR FUNDING SOLUTIONS CORP.

By:	/s/ MICHAEL J. DANIELS
Michael J. Daniels President, Secretary, CEO, CFO, Principal Accounting Officer, Treasurer and Director

142 Island Way, #252  ï Clearwater Beach, Florida 33767

Phone:  (727) 667-9424  ï  Email:  solarfundingsolutions@verizon.net